UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of February 2025

Commission File Number: 001-15102

Embraer S.A.

Avenida Dra. Ruth Cardoso, 8501,

30th floor (part), Pinheiros, São Paulo, SP, 05425-070, Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Announcement by Embraer S.A. of

Offers to Purchase for Cash Certain Outstanding Securities Listed Below

São Paulo, February 5, 2025 – Embraer S.A. (“Embraer”) (NYSE: ERJ) announces commencement of the following offers to purchase:

1.

Embraer’s offer to purchase for cash any and all outstanding 5.400% senior unsecured guaranteed notes due 2027 (the “Any and All Notes”) issued by Embraer Netherlands Finance B.V. (“Embraer Finance”), fully, unconditionally and irrevocably guaranteed by Embraer (the “Any and All Offer”):

Title of Security	CUSIP / ISIN	Principal Amount Outstanding	Reference U.S. Treasury Security	Bloomberg Reference Page(1)	Fixed Spread
5.400% Senior Unsecured Guaranteed Notes due 2027	29082H AB8 / US29082HA B87	US$522,035,000	4.125% due January 31, 2027	FIT1	45 bps

(1)	The applicable page on Bloomberg from which the Dealer Managers (as defined below) will quote the bid side price of the Reference U.S. Treasury Security.

2.

Embraer’s offer to purchase for cash outstanding 6.950% senior unsecured guaranteed notes due 2028 (the “Capped Notes” and, together with the Any and All Notes, the “Notes”) issued by Embraer Finance, fully, unconditionally and irrevocably guaranteed by Embraer, up to an aggregate principal amount not to exceed US$150,000,000 (subject to increase or decrease by Embraer in its sole discretion, the “Maximum Principal Amount”) (the “Capped Offer” and, together with the Any and All Offer, the “Offers”):

Title of Security	CUSIP / ISIN	Principal Amount Outstanding	Reference U.S. Treasury Security	Bloomberg Reference Page(1)	Fixed Spread(2)	Capped Early Tender Payment(3)
6.950% Senior Unsecured Guaranteed Notes due 2028	Regulation S: N29505 AA7 / USN29505AA70 Rule 144A: 29082H AC6 / US29082HAC60	US$479,254,000	4.250% due January 15, 2028	FIT1	80 bps	US$50.00

(1)	The applicable page on Bloomberg from which the Dealer Managers will quote the bid side price of the Reference U.S. Treasury Security.
(2)	Inclusive of Capped Early Tender Payment.
(3)

Per US$1,000 principal amount. The Capped Total Consideration (as defined below) for Capped Notes validly tendered and not validly withdrawn on or prior to the Capped Early Tender Date (as defined below) and accepted for purchase is calculated using the applicable Fixed Spread and is inclusive of the Capped Early Tender Payment.

Information on the Offers

The Any and All Offer is scheduled to expire at 5:00 p.m., New York City time, on February 11, 2025, unless extended or earlier terminated by Embraer in its sole discretion (such time and date, as it may be extended or earlier terminated, the “Any and All Expiration Date”). Holders of Any and All Notes who validly tender (and do not validly withdraw) their Any and All Notes at or prior to the Any and All Expiration Date or deliver a properly completed and duly executed notice of guaranteed delivery at or prior 5:00 p.m., New York City time, February 13, 2025, will be eligible to receive the Any and All Total Consideration (as defined below). Validly tendered Any and All Notes may be validly withdrawn at any time at or prior to the Any and All Expiration Date, unless extended or earlier terminated by Embraer as described in that certain offer to purchase dated February 5, 2025, relating to the Any and All Offer and the Capped Offer (the “Offer to Purchase”), but not thereafter.

The Capped Offer is scheduled to expire at 5:00 p.m., New York City time, March 6, 2025, unless extended or earlier terminated by Embraer in its sole discretion (such time and date, as it may be extended or earlier terminated, the “Capped Expiration Date” and, together with the Any and All Expiration Date, each an “Expiration Date”). Holders of Capped Notes who validly tender (and do not validly withdraw) their Capped Notes at or prior to 5:00 p.m., New York City time, on February 19, 2025, unless extended or earlier terminated by Embraer in its sole discretion (such time and date, as it may be extended or earlier terminated, the “Capped Early Tender Date”) will be eligible to receive the Capped Total Consideration for the Capped Notes. Holders of Capped Notes who validly tender their Capped Notes after the Capped Early Tender Date but at or prior to the Capped Expiration Date in the manner described in the Offer to Purchase will not be eligible to receive the Capped Early Tender Payment and will, therefore, only be eligible to receive the Capped Tender Consideration. Validly tendered Capped Notes may be validly withdrawn at any time prior to the Capped Early Tender Date but not thereafter, except as the Capped Early Tender Date may extended or earlier terminated by Embraer in its sole discretion.

The “Any and All Total Consideration” and the “Capped Total Consideration”, as applicable, payable per US$1,000 principal amount of Notes validly tendered and accepted for purchase pursuant to the Offers, will be determined in the manner described in the Offer to Purchase by reference to the applicable Fixed Spread for such Notes specified in the tables above plus the applicable yield based on the bid-side price of the applicable U.S. Treasury Reference Security specified in the tables above at 11:00 a.m., New York City time, on the Any and All Price Determination Date and the Capped Price Determination Date, as applicable (each as defined in the Offer to Purchase). The “Capped Tender Consideration” equals the Capped Total Consideration, minus the Capped Early Tender Payment.

If the aggregate principal amount of the Capped Notes validly tendered (and not validly withdrawn) at or prior to the Capped Early Tender Date or the Capped Expiration Date exceeds the Maximum Principal Amount, a prorated amount of the Capped Notes validly tendered (and not validly withdrawn) by holders of the Capped Notes at or prior to the Capped Early Tender Date or the Capped Expiration Date, as the case may be, will be accepted for purchase.

Settlement

Settlement of the Any and All Offer is expected to occur on the third business day following the Any and All Expiration Date, unless the Any and All Expiration Date is extended or earlier terminated by the Embraer in its sole discretion (the “Any and All Settlement Date”). Tendered Any and All Notes may be withdrawn at any time at or prior to the Any and All Expiration Date.

Holders of the Capped Notes that have validly tendered and not validly withdrawn their Capped Notes at or prior to the Capped Early Tender Date and whose Capped Notes are accepted for purchase shall, if Embraer so elects, receive the Capped Total Consideration on the early settlement date, which date is expected to occur two business days following the Capped Early Tender Date (the “Capped Early Settlement Date”). If Embraer does not, in its sole discretion, elect to pay for such tendered Capped Notes prior to the Capped Expiration Date, then the Early Settlement Date will be the same as the final settlement date, which date is expected to occur two business days following the Capped Expiration Date (the “Capped Final Settlement Date” and, together with the Early Settlement Date and the Any and All Settlement Date, each a “Settlement Date”).

Conditions to Offers

Embraer’s obligation to purchase Notes in the Offers is conditioned on the satisfaction or waiver of a number of conditions described in the Offer to Purchase, including completion by Embraer Finance of a new debt financing on satisfactory terms and conditions (the “Debt Financing”). The Debt Financing will comprise Embraer Finance’s issuance of new notes to be guaranteed by Embraer. There can be no assurance that Embraer Finance will complete timely, or at all, the Debt Financing or that the financing condition or any other condition will be satisfied.

Neither of the Offers is conditioned upon the tender of any minimum principal amount of Notes of such series or of the other series. However, the Capped Offer is subject to the Maximum Principal Amount. Embraer Finance reserves the right, but is under no obligation, to increase or decrease the Maximum Principal Amount at any time without reinstating withdrawal rights or extending the Capped Early Tender Date, subject to compliance with applicable law. In the event of a termination of an Offer, neither the applicable consideration nor Accrued Interest will be paid or become payable to the holders of the applicable series of Notes, and the Notes tendered pursuant to such Offer will be promptly returned to the tendering holders. Embraer has the right, in its sole discretion, to not to accept any tenders of Notes for any reason and to amend or terminate the Offers at any time.

Subsequent Redemptions or Repurchases

From time to time after each applicable Expiration Date or termination or withdrawal of any of the Offers, Embraer or any of its affiliates may acquire any Notes that are not purchased pursuant to the Offers through open market purchases, privately-negotiated transactions, tender offers, exchange offers, redemptions or otherwise, upon such terms and at such prices as Embraer or any of its affiliates may determine, which may be more or less than the price to be paid pursuant to the Offers and could be for cash or other consideration. Embraer may also exercise its right to redeem any Notes not purchased in the Offers and that remain outstanding after the applicable Expiration Date pursuant to the respective indenture governing such series of Notes. As of the date of this press release, it is Embraer’s intention, but Embraer is under no obligation, to redeem the Any and All Notes via the make-whole call following the consummation, termination or withdrawal of the Offers. There can be no assurance as to which, if any, of these alternatives or combinations thereof Embraer will choose to pursue in the future.

For More Information

The terms and conditions of the Offers are described in the Offer to Purchase. Copies of the Offer to Purchase are available at www.dfking.com/embraer and by request to D.F. King & Co., Inc., the tender agent and information agent for the Offers (the “Tender and Information Agent”). Requests for copies of the Offer to Purchase should be directed to the Tender and Information Agent at +1 (800) 829-6554 (toll free) and +1 (212) 269-5550 (collect) or by e-mail to embraer@dfking.com.

Embraer reserves the right, in its sole discretion, not to accept any tenders of Notes for any reason. Embraer is making the Offers only in those jurisdictions where it is legal to do so.

Embraer has engaged Citigroup Global Markets Inc., Goldman Sachs & Co. LLC, J.P. Morgan Securities LLC, Morgan Stanley & Co. LLC and PNC Capital Markets LLC to act as the dealer managers (the “Dealer Managers”) in connection with the Offers. The Dealer Managers can be contacted at their telephone numbers set forth on the back cover page of the Offer to Purchase with questions regarding the Offers.

Disclaimer

None of Embraer, the Dealer Managers, the Tender and Information Agent, the trustee for the Notes, or any of their respective affiliates, is making any recommendation as to whether holders should or should not tender any Notes in response to the Offers or expressing any opinion as to whether the terms of the Offers are fair to any holder. Holders of the Notes must make their own decision as to whether to tender any of their Notes and, if so, the principal amount of Notes to tender. Please refer to the Offer to Purchase for a description of the offer terms, conditions, disclaimers and other information applicable to the Offers.

This press release is for informational purposes only and does not constitute an offer to purchase or the solicitation of an offer to sell any securities. The Offers are being made solely by means of the Offer to Purchase. The Offers are not being made to holders of the Notes in any jurisdiction in which the making or acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdiction. In those jurisdictions where the securities, blue sky or other laws require any tender offer to be made by a licensed broker or dealer, the Offers will be deemed to be made on behalf of Embraer by the Dealer Managers or one or more registered brokers or dealers licensed under the laws of such jurisdiction.

This press release may contain forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended, including those related to the Offers. Forward-looking information involves important risks and uncertainties that could significantly affect anticipated results in the future, and, accordingly, such results may differ from those expressed in any forward-looking statements.

Embraer S.A.

Antonio Carlos Garcia

Head of Investor Relations

+55 (11) 3040-6874

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 5, 2025

Embraer S.A.

By:	/s/ Antonio Carlos Garcia

Name: Antonio Carlos Garcia
Title: Executive Vice President of Finance and Investor Relations